                                                                                                                                                                      P.O. Box 2600

                                                                                                                                                                      Valley Forge, PA 19482-2600

                                                                                                                                                                      610-669-1605

                                                                                                                                                                      brian_p_murphy@vanguard.com

April 23, 2015

U.S. Securities and Exchange Commission                              via electronic filing

100 F Street, N.E.

Washington, DC  20549

Re:       The Vanguard Group, Inc., et al. (File No. 812-13725); Request for Withdrawal of Application for Exemptive Order

Ladies and Gentlemen:

The Vanguard Group, Inc., submitted the above referenced application (the “Application”) seeking an order under: 1) Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), that would grant an exemption from Sections 2(a)(32), 18(f)(1), 18(i), and 22(d) of the Act and Rule 22c-1 thereunder; and 2) Sections 6(c) and 17(b) of the Act that would grant an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.  Pursuant to discussions with the Staff of the Securities and Exchange Commission (“Commission”) relating to a subsequently filed application for similar relief, I am writing to respectfully request that the Commission consent to the withdrawal of the Application.

Please contact me at (610) 669-1605 if you have any questions or need further information on File No. 812-13725.

Sincerely,

/s/ Brian P. Murphy

Brian P. Murphy

Senior Counsel

The Vanguard Group, Inc.